FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 2, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
2 November 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 November 2023	75,674	181.50	179.45	180.4102	LSE
02 November 2023	16,247	181.25	179.60	180.4578	CHIX
02 November 2023	36,220	181.00	179.60	180.1686	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 204,799,184 Ordinary Shares in treasury and have 8,822,729,493 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
02 November 2023	08:17:46	BST	315	179.60	BATE	1600401
02 November 2023	08:17:46	BST	8486	179.60	BATE	1600399
02 November 2023	09:01:16	BST	8304	180.00	BATE	1654793
02 November 2023	09:41:00	BST	1896	181.00	BATE	1699242
02 November 2023	09:41:00	BST	1241	181.00	BATE	1699240
02 November 2023	09:41:00	BST	6490	181.00	BATE	1699238
02 November 2023	12:40:45	BST	7084	180.00	BATE	1858948
02 November 2023	12:40:45	BST	2404	180.00	BATE	1858946
02 November 2023	08:11:05	BST	6389	179.60	CHIX	1592286
02 November 2023	08:11:05	BST	1412	179.60	CHIX	1592282
02 November 2023	09:53:22	BST	8446	181.25	CHIX	1713213
02 November 2023	08:08:49	BST	7040	179.45	LSE	1589112
02 November 2023	08:11:05	BST	7347	179.60	LSE	1592284
02 November 2023	08:17:46	BST	6821	179.60	LSE	1600397
02 November 2023	08:48:43	BST	6448	179.90	LSE	1640571
02 November 2023	09:30:05	BST	5862	180.50	LSE	1686969
02 November 2023	09:30:05	BST	1058	180.50	LSE	1686967
02 November 2023	09:35:17	BST	738	180.90	LSE	1692214
02 November 2023	09:35:17	BST	927	180.90	LSE	1692212
02 November 2023	09:35:17	BST	5770	180.90	LSE	1692210
02 November 2023	09:38:12	BST	1621	180.50	LSE	1696532
02 November 2023	09:38:16	BST	2772	180.50	LSE	1696611
02 November 2023	09:38:16	BST	563	180.50	LSE	1696609
02 November 2023	09:38:16	BST	919	180.50	LSE	1696607
02 November 2023	09:38:16	BST	399	180.50	LSE	1696605
02 November 2023	09:41:00	BST	7397	181.00	LSE	1699244
02 November 2023	09:50:35	BST	6831	181.45	LSE	1710561
02 November 2023	09:50:55	BST	7090	181.50	LSE	1710928
02 November 2023	12:40:45	BST	6071	180.00	LSE	1858950

Date: 2 November 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary